Liquid Media Group Restructures RDL Realisation PLC Debt

Vancouver, BC – December 2, 2019 – Liquid Media Group Ltd. (the “Company” or “Liquid”) (Nasdaq: YVR), through its subsidiary Liquid Media Group (Canada) Ltd., announces the restructuring of its existing line of credit (the “LOC”) with RDL Realisation, PLC (“RDL”).

Pursuant to a letter agreement dated November 28, 2019 between the Company and RDL (the “Agreement”), RDL has agreed to (i) restructure the securitization of the LOC and (ii) forbear enforcement of the amounts outstanding under the LOC until November 30, 2020, on the following terms:

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Liquid has agreed to make quarterly payments of CAD$250,000 beginning on March 31, 2020 until the outstanding balance of the LOC has been repaid, and

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Liquid has pledged 215,000 common shares of the Company to RDL to secure repayment of the outstanding LOC amounts, and in consideration of such share pledge RDL has released the entirety of its previously-held security interest over Liquid’s shares of Waterproof Studios Inc. (the Company’s 49% subsidiary).

The Agreement grants RDL a participation right applicable to future equity financings of Liquid to subscribe pro-rata on the same terms as all other subscribers.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie

Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties) and Board Member Nancy Basi (Exec. Director, Vancouver Media & Entertainment Centre). All bring decades of industry experience, alongside their passion for the work, to undertake the Company’s mission.

Additional Information available at www.LiquidMediaGroup.com

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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